Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP INTERCEPTS HIGH-GRADE SILVER-LEAD-ZINC MINERALIZATION AT THE TLP MINE, YING MINING DISTRICT, HENAN PROVINCE, CHINA

VANCOUVER, BRITISH COLUMBIA, CANADA – August 27, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results of its on-going underground diamond drilling program for the first half of 2012 at the TLP mine, Ying Mining District, Henan Province, China.

The 2012 drilling campaign at the TLP mine is part of a continuous effort to upgrade and expand the known resources. Based on the results thus far the program has succeeded in further defining the known mineralization zones as well as extending the major mineralized vein structures downdip and along strike. A number of blind mineralized vein structures have also been tested near some of the known structures. It is expected that the results of the 2012 drilling program will contribute to sustaining the long-term production of the TLP mine and that these results will further expand the mineral resource as set out in the National Instrument (“NI”) 43-101 Technical Report dated May 1, 2012 for the Ying Mining District.

In the first half of 2012, the Company completed 12,404 metres (“m”) of core drilling in 36 holes using eight underground rigs and collected 1,002 core samples at the TLP mine. The underground drilling program was conducted in known mineralization zones as infill and step out drilling at the northeast and southwest strike directions of the major production vein structures T1, T2 and T3.

Drilling on vein structures T11, T14, T15, T16, T17 and T35 was mainly carried out to extend the downdip extension of the known mineralization zones within these vein structures. By the end of June 2012, the Company had received assay results for 22 holes drilled in the first half of 2012 and two holes drilled in late December 2011. Of those assay results received, 16 of the 24 holes intercepted high-grade silver-lead -zinc mineralization.

Table 1 below lists assay results for 16 holes that intercepted significant mineralization at the TLP mine. Highlights of selected intercepts are as follows:

•

Hole ZKG0805 intercepted a 1.70m of vein T15 grading 426 grams per tonne (“g/t”) silver (“Ag”), 0.49% lead (“Pb”) and 0.21% zinc (“Zn”) at the 737m elevation, including a 0.43m interval grading 1,544 g/t Ag, 1.48% Pb and 0.66% Zn;

•

Hole ZKG1004 intercepted a 0.51m interval of vein T16W grading 1,264 g/t Ag, 5.87% Pb and 1.28% Zn at the 697m elevation and a 0.88m interval of vein T16 grading 2,938 g/t Ag, 2.64% Pb and 0.18% Zn at the 665m elevation;

•	Hole ZKT0054 intercepted 1.22m of vein T17 grading 440 g/t Ag, 3.61% Pb and 0.20% Zn at the 601m elevation, including a 0.34m interval grading 1,395g/t Ag, 12.21% Pb and 0.56% Zn;

•	Hole ZKT0003 intercepted 1.30m of vein T3 grading 676 g/t Ag, 0.86% Pb and 0.04% Zn at the 462m elevation;

•	Hole ZKG0401 intercepted 0.45m of vein T16E grading 967 g/t Ag, 4.61% Pb and 0.26% Zn at the 838m elevation; and

•	Hole ZKG1003 intercepted a 0.95m interval of vein T11W grading 329 g/t Ag, 0.44% Pb and 0.11% Zn at the 660m elevation and a 0.33m interval of vein T11 grading 574 g/t Ag, 2.00% Pb and 0.41% Zn at the 658m elevation.

All intervals are reported as downhole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed.

Table 1: Selected drill hole results from the TLP mine

Hole ID	From	To	Interval	Elevation	Ag	Pb	Zn	Au	Cu	Mineralized Vein
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)
ZKT0231	118.66	119.09	0.43	937	19	2.66	0.07	0.02	0.00	T1W1
ZKT4906	133.66	135.37	1.71	629	55	5.48	0.25	0.13	0.01	T1
	244.71	247.96	3.25	538	8	2.71	0.86	0.02	0.01	T3
ZKT0233	111.81	112.47	0.66	792	161	1.33	0.22	0.06	0.01	T1W1
ZKT0232	79.63	84.29	4.66	838	187	3.03	0.28	0.03	0.07	T1W1
Including	81.94	82.75	0.81	839	500	9.13	1.14	0.03	0.06
	114.72	115.02	0.3	818	68	1.26	0.02	0.02	0.01	T1W1 Branch
ZKG0805	226.42	267.14	1.17	745	176	0.57	0.21	0.01	0.01	T16E
	277.68	278.1	0.42	741	192	1.00	0.13	0.01	0.06	T15W2
	282.83	283.79	0.57	739	248	0.85	0.22	0.01	0.03	T15W1
	288.51	290.21	1.7	737	426	0.49	0.21	0.01	0.08	T15
Including	289.78	290.21	0.43		1544	1.48	0.66	0.03	0.24
ZKT4907	454.87	457.57	2.7	294	29	3.43	0.07	0.18	0.18	T3
ZKG1004	180.01	181.17	0.51	697	1264	5.87	1.28	0.40	0.05	T16W
	223.13	224.01	0.88	665	2938	2.64	0.18	0.12	0.03	T16
	433.51	433.75	0.24	508	258	0.14	0.04	0.01	0.01	T11E
ZKT0054	329.44	330.58	1.14	690	149	0.32	0.18	0.09	0.05	T17W
	437.47	438.69	1.22	601	440	3.61	0.20	0.14	0.18	T17
Including	437.83	438.17	0.34		1395	12.21	0.56	0.51	0.63
ZKT0003	366.78	380.62	1.3	462	676	0.86	0.04	0.34	2.55	T3
ZKG0401	1.13	1.58	0.45	838	967	4.61	0.26	0.03	0.09	T16E
	29.01	29.52	0.51	828	235	5.90	0.13	0.01	0.02	T16E1
	65.74	65.97	0.23	815	123	2.74	0.20	0.01	0.07	T16E2
	68.24	68.51	0.27	814	150	2.40	0.12	0.00	0.03	T16E2 Branch
	72.61	73.86	1.25	812	223	4.80	0.12	0.02	0.03	T15W2
Including	73.41	73.86	0.45		582	10.74	0.17	0.03	0.06
	85.58	85.95	0.37	808	42	13.87	0.46	0.01	0.01	T15W1
	117.41	118.37	0.96	796	211	3.80	0.46	0.02	0.03	T15W
ZKT5323	114.15	115.3	1.15	499	10	4.25	0.03	0.06	0.00	T35
	116.51	116.93	0.42	498	8	3.63	0.03	0.01	0.00	T35
ZKT0004	360.96	361.61	0.65	444	19	4.09	0.01	0.02	0.10	T2
ZKT5121	75.12	75.61	0.49	556	15	5.57	3.00	0.03	0.05	T35
ZKT5122	29.34	31.09	1.75	582	14	3.24	0.02	0.00	0.00	T3
	37.17	37.98	0.81	575	160	0.15	0.02	0.02	0.00	T3E

	94.96	95.43	0.47	522	14	10.51	0.22	0.03	0.07	T35
ZKG1003	193.61	194.56	0.95	660	329	0.44	0.11	0.00	0.04	T11W
	196.68	197	0.33	658	574	2	0.41	0.00	0.11	T11
ZKT0151	168.18	169.18	1	860.63	42.9	6.96	2.48	0.05	<0.00	T17W

Quality Control

Drill cores are in NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to three labs: (1) the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou (Zhengzhou Nonferrous Lab); (2) the Henan Rock Minerals Testing Center in Zhengzhou (Henan Testing Center); and (3) the SGS lab in Tianjin. All labs are officially accredited labs in China. Adopted analytical methods in the three labs are as follows:

Zhengzhou Nonferrous Lab

The sample preparation consists of drying, crushing and splitting of a 250-gram subsample which is then pulverized to minus-200 mesh. Two-acid digestion and AAS finish are utilized on a 0.5-gram sample for silver, lead and zinc analysis. Titration is utilized as a modified process for higher grade materials.

Henan Testing Center

Sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

SGS Lab

Sample is dried, crushed and split to a 250-gram subsample which is further pulverized to 85 per cent passing 200 mesh. Fire assay and AAS finish are utilized for gold assay. Four-acid digestion and ICP-AES finish are used in analyzing silver, lead, zinc and copper.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (“CRM”), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under NI 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Jonathan Hackshaw, Investor Relations Director , Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: investor@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.